Paul, Weiss, Rifkind, Wharton & Garrison LLP
One Yonge Street, Suite 1801
Toronto, Ontario M5E 1W7

April 29, 2011

Via EDGAR

Jeffrey P. Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Neptune Technologies & Bioressources Inc.
Form 20-F (File No. 001-33526)

Dear Mr. Riedler:

     On behalf of Neptune Technologies & Bioressources Inc. (the “Company”), we are writing in response to the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated April 19, 2011, regarding the above referenced Form 20-F. The Company has asked us to convey the following response to the Staff:

D. Risk Factors, page 4
We are dependent on a limited number of customers, page 6

1.

We note your response to our prior comment 1, however, it appears that the identity of these customers, who represent 37.3% of your total revenues, may be material to investors. If you are substantially dependent on these customers, then the identity of each such customer is material information that is required to be disclosed given the potential material impact on your business by such third party. If you are substantially dependent on one or both of these customers, please confirm that you will identify the relevant customer and any other customers which you are substantially dependent upon in your next Form 20-F. See General Instruction C.(c) of Form 20-F. Alternatively, please provide us with a detailed analysis that supports your conclusion that you are not substantially dependent on one or both of these customers.

Response to Comment 1

     The Company confirms that, in its next Form 20-F filing, it will disclose the identity of any customers upon which it is substantially dependent. The Company notes that it does not currently anticipate that any such disclosure will be necessary due to diversification of the Company’s client base over the past year.

* * * *

     If you have any questions concerning the above response, please do not hesitate to contact the undersigned at (416) 504-0522 or Christian Kurtz at (416) 504-0524.

Sincerely,

/s/ Christopher J. Cummings
Christopher J. Cummings, Esq.

cc:  Henri Harland
       Frédéric Harland
              Neptune Technologies & Bioressources Inc.